Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

Via EDGAR Correspondence

August 29, 2024

Ellie Quarles

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re: BNY Mellon ETF Trust II (the “Registrant”)

File Nos. 333-280471 and 811-23977

Dear Ms. Quarles:

This letter responds to comments you provided in a letter dated July 25, 2024, with respect to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed on June 26, 2024, and included disclosure with respect to the following two series of the Registrant: BNY Mellon Concentrated Growth ETF and BNY Mellon Dynamic Value ETF. Summaries of the comments and responses thereto on behalf of the Registrant are provided below.

GENERAL COMMENTS

1.	Comment: We note that substantial portions of the Registration Statement are incomplete. Please ensure all information is included in a pre-effective amendment, including the fee table, hypothetical expense examples, references to the auditor, auditor’s consent, and seed financial statements. A full financial review must be performed prior to declaring the Registration Statement effective. We may have additional comments on such portions when the Fund completes them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally (including information about the Predecessor Fund), or on exhibits added in any amendment.

Response: The Registrant acknowledges the staff’s comment and will complete all missing information in one or more pre-effective amendments.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004 +1.202.739.3000

United States +1.202.739.3001

2.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the Registration Statement.

Response: The Registrant confirms it has not, and does not expect to, submit any exemptive applications or no-action requests in connection with the Registration Statement.

3.	Comment: Please update each Fund’s ticker symbol in EDGAR and include the Fund’s ticker symbol on the cover page of the prospectus and the Statement of Additional Information. See Items 1(a)(2) and 14(a)(2) of Form N-1A; Regulation S-T, Rule 313(b)(1).

Response: The Registrant confirms the ticker symbols will be updated on EDGAR, and the cover page of the Prospectuses and the Statements of Additional Information have been revised to include each Fund’s ticker symbol.

PROSPECTUS

BNY Mellon Concentrated Growth ETF

General

4.	Comment: In the “Performance” section, the Fund indicates that a Predecessor Fund will be reorganized at which time the Fund will commence operations. Please supplementally provide the staff with additional information and background on the Predecessor Fund, including the status of the reorganization.

Response: The Registrant has provided the requested information to the staff supplementally.

Fees and Expenses, page 1

5.	Comment: Please supplementally provide a completed expense table and example for each Fund.

Response: The Registrant has provided completed expense table and example for each Fund to the staff supplementally.

6.	Comment: To the extent that the Predecessor Fund qualifies as a predecessor, please provide the fee table based on the fees and expenses of the Predecessor Fund for the prior fiscal year, restated to reflect the expenses for the current fiscal year.
a.	Please add a footnote explaining that this Fund is the successor to Predecessor Fund, and that the fees and expenses have been restated to reflect the fees and expenses for the current fiscal year. See Item 3 of Form N-1A.
b.	Please also remove footnote 1 to the fee table and reflect the Other Expenses of the Predecessor Fund or explain supplementally how the Fund is a New Fund as defined in Instruction 6 to Item 3 of Form N-1A.

Response: With respect to a., the Registrant has added the requested footnote. With respect to b., the Registrant has removed the footnote as requested.

7.	Comment: The footnote denoted by the asterisk provides extraneous information. The summary prospectus should not include disclosure in response to Item 3 of Form N-1A other than the disclosure that is required or permitted by the Item. See General Instruction C.3.(b) of Form N-1A.

Response: The Registrant has removed the footnote as requested.

Principal Investment Strategy, page 1

8.	Comment: The Fund discloses that it will invest principally in common stocks. If the Fund’s principal investments will include other equity investments (e.g., investments in initial public offerings, master limited partnerships, limited liability companies, preferred stock, real estate investment trusts, or warrants, which are identified as equity securities in the SAI), please provide disclosure about those principal investments and related risks. This comment applies to both Funds.

Response: The Registrant confirms that the Fund does not currently intend to invest in other types of equity investments as part of its principal investment strategy. With respect to the BNY Mellon Dynamic Value ETF, the “Fund Details” section has been revised to indicate the Fund may invest in real estate investment trusts and depositary receipts as non-principal strategies. Corresponding non-principal risk discussions have also been included.

9.	Comment: Please define how the Fund will determine whether a company is a foreign security.

Response: The Registrant has revised the first sentence of the fourth paragraph as follows:

The fund may invest up to 10% of its net assets in direct investments in foreign securities (i.e., issued by companies organized under the laws of countries other than the U.S.). In addition to direct investments in foreign securities, the fund also may invest in U.S. dollar-denominated American Depositary Receipts (ADRs).

10.	Comment: Each Fund provides significant disclosure about derivatives in the SAI. To the extent a Fund uses derivatives as part of its principal investment strategies, or such use subjects the Fund to a principal risk, the principal investment strategies and principal risks sections should: (1) adequately discuss the specific derivative instruments used to achieve the Fund’s investment objective, and (2) specifically address the purposes for the use of such derivatives to ensure that the information provided is not too generic or standardized. See Barry Miller Letter to the ICI, available at https://www.sec.gov/divisions/investment/guidance/ici073010.pdf. This comment applies to both Funds.

Response: The Registrant confirms that neither the BNY Mellon Concentrated Growth ETF nor the BNY Mellon Dynamic Value ETF currently intends to use derivatives as part of its principal investment strategy.

11.	Comment: As noted in the Fund’s SAI, with respect to the risks of stock investing, please disclose that holders of common stock have a lower priority in reorganization and bankruptcy proceedings. This comment applies to both Funds.

Response: The Registrant has revised the “Risks of stock investing” discussion as follows:

Risks of stock investing. Stocks generally fluctuate more in value than bonds and may decline significantly over short time periods. There is the chance that stock prices overall will decline because stock markets tend to move in cycles, with periods of rising prices and falling prices. The market value of a stock may decline due to general market conditions or because of factors that affect the particular company or the company’s industry. Holders of common stock incur more risk than holders of preferred stock and debt obligations because common stockholders, as owners of the issuer, generally have inferior rights to receive payments from the issuer in comparison with the rights of holders of debt obligations or preferred stock issued by the issuer.

12.	Comment: With respect to foreign investment risk, to the extent that the Fund will have principal investments in emerging markets, please discuss in response to the principal investment strategy and disclose the related risk. See ADI 2020-11 – Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets, available at https://www.sec.gov/about/divisions-offices/division-investment-management/accounting-disclosure-information/registered-funds-risk-disclosure-investments-emerging-markets. Please also consider whether disclosure regarding a specific country or region is warranted. This comment applies to both Funds.

Response: The Registrant confirms neither the BNY Mellon Concentrated Growth ETF nor the BNY Mellon Dynamic Value ETF currently intends to invest in emerging markets as part of its principal investment strategy.

13.	Comment: We note the disclosure regarding fluctuation of net asset value, share premiums, and discounts risk. For clarity, consider disclosing that the market price may deviate from the value of the ETF’s underlying holdings and that this can be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium or discount in the closing price from the ETF’s NAV. This comment applies to both Funds.

Response: The Registrant believes the current disclosure is appropriate. The Registrant notes an ETF’s shares may trade at prices above (premium) or below (discount) the value of the ETF’s underlying holdings throughout the day (i.e., the premium or discount is not only with respect to the closing price). The bid-ask spread refers to the highest price a buyer is willing to pay to purchase shares of an ETF (bid) and the lowest price a seller is willing to accept for shares of the ETF (ask), and is not necessarily a reflection of whether an ETF’s shares are trading at a premium or discount from the value of its underlying holdings.

Performance, page 4

14.	Comment: Please supplementally identify the broad-based securities market index that the Fund will use. This comment applies to both Funds.

Response: The BNY Mellon Concentrated Growth ETF currently intends to use the S&P 500 Index as its broad-based securities market index. The BNY Mellon Dynamic Value ETF currently intends to use the Russell 1000 Index as its broad-based securities market index.

15.	Comment: Please clarify whether or not the Predecessor Fund had substantially similar objectives, policies, and investment strategies as the Fund.

Response: The Registrant has revised the first paragraph in response to the comment and provided to the staff supplementally.

16.	Comment: We may have further comments on this section once you have provided us with more information about the Predecessor Fund.

Response: The Registrant acknowledges the staff’s comment.

Goal and Approach, page 5

17.	Comment: Please revise the disclosure related to your principal investment strategy and risks based on the comments on the disclosure provided in response to Item 4. This comment applies to both Funds.

Response: The Registrant has made applicable revisions as requested.

18.	Comment: Please disclose how the sub-adviser is alert to companies that it considers undervalued and provide a plain English description of attribution software.

Response: The Registrant has revised the second paragraph as follows:

In choosing stocks, the fund’s sub-adviser first identifies sectors that it believes will expand over the next three to five years or longer. Using fundamental analysis, the fund’s sub-adviser then invests in growth companies within these sectors that it believes have dominant positions in their industries and that have demonstrated sustained patterns of profitability, strong balance sheets and/or an expanding global presence. The fund’s sub-adviser also ~~is alert to~~ seeks to identify companies which it considers undervalued in terms of current earnings, assets, or growth prospects. The sub-adviser routinely evaluates the fund’s portfolio for changing qualitative risks, which may include, but is not limited to, shifting company competitive status, turnover in company management, and adverse industry developments.  As a supplement to its primarily qualitative approach to risk, the fund’s sub-adviser utilizes ~~attribution~~ software designed to quantify the contribution of various investment factors to overall portfolio performance and equity risk factor models to conduct scenario analysis to enhance its understanding and management of the risk profile of the fund’s portfolio. The fund’s portfolio typically will consist of 25-35 companies.

19.	Comment: The disclosure indicates that the Fund sells a stock when there is a “significant adverse change in the company’s business fundamentals that may lead to a sustained impairment in earnings power.” Please provide examples of the types of changes the sub-adviser would consider.

Response: The Registrant has revised the sixth paragraph as follows:

The fund typically sells a stock when the fund’s sub-adviser believes there is a significant adverse change in the company’s business fundamentals (e.g., an increase in market competition, a decrease in the company’s market share, and/or a decrease in customer demand for the company’s product) that may lead to a sustained impairment in earnings power.

Investment Risks

20.	Comment: We note the risk disclosure about the fluctuation of net asset value, share premiums, and discount risk. Please delete the parenthetical regarding the trading of closed-end funds as it is not relevant to the operations of the Fund and could cause investor confusion. This comment applies to both Funds.

Response: The Registrant has removed the parenthetical as requested.

21.	Comment: At the end of the risk disclosure, the Fund provides disclosure about risks that “are not anticipated to be principal risks.” Please include a heading that indicates that the following risks are non-principal risks or relocate these risks to the SAI. See June 2014 Guidance Regarding Mutual Fund Enhanced Disclosure, available at https://www.sec.gov/investment/im-guidance-2014-08.pdf. This comment applies to both Funds.

Response: The Registrant has added the requested heading.

Additional Purchase and Sale Information, page 11

22.	Comment: With respect to the disclosure in clause (vi), the staff reminds the Funds that such information must be maintained for at least one year thereafter. See Rule 6c-11(c)(1)(vi) under the Investment Company Act of 1940. This comment applies to both Funds.

Response: The Registrant acknowledges the staff’s comment.

Financial Highlights, page 16

23.	Comment: Please provide the auditor’s consent for the Predecessor Fund financial information.

Response: The Registrant confirms an auditor’s consent for the Predecessor Fund financial information will be included as an exhibit to a pre-effective amendment filing.

BNY Mellon Dynamic Value ETF

Principal Investment Strategy, page 1

24.	Comment: In the second paragraph, please provide additional summary disclosure about how the sub-adviser considers the three key factors. See Item 4(a) of Form N-1A.

Response: The Registrant has revised the second paragraph as follows:

The fund’s sub-adviser identifies potential investments through extensive quantitative and fundamental research. The fund focuses on individual stock selection (a “bottom-up” approach), emphasizing three key factors: ~~intrinsic value, sound business fundamentals and positive business momentum.~~

•	intrinsic value: the sub-adviser analyzes a company’s traditional measures, such as price-to-earnings ratio, price-to-book ratio, price-to-sales ratio, and cash flows, to determine if the company is priced below its intrinsic value;

•	sound business fundamentals: the sub-adviser analyzes a company’s balance sheet, income, and cash flow data to determine the company’s financial history and current status; and

•	positive business momentum: the sub-adviser analyzes momentum factors, including, but not limited to, improving earnings expectations (e.g., company earnings being revised higher), company cash flow generation that is positive and growing, and growth in both sales and earnings, and momentum catalysts (which will usually be unique to the investment opportunity and can be company-specific (e.g., a change in company management, a business combination/divestiture, a new product launch) or industry-wide (e.g., regulatory changes)), to determine whether a company’s business momentum is expected to be short-term in nature and already reflected in the company’s stock price, or expected to lead to longer-term stock price appreciation.

25.	Comment: If the Fund will invest principally in ADRs as part of its foreign investments, please provide related strategy and risk disclosure.

Response: The Registrant confirms that the Fund does not currently intend to invest in ADRs as part of its principal investment strategy. As noted in response to Comment 8 above, the “Fund Details” section has been revised to indicate the Fund may invest in depositary receipts as a non-principal strategy and a corresponding non-principal risk discussion has also been included.

26.	Comment: Please define large-capitalization companies.

Response: The Registrant has revised the second sentence of the third paragraph as follows:

The fund may invest in stocks of companies with any market capitalization, but focuses on stocks of large-capitalization companies (companies that, at the time of purchase, have market capitalizations of $5 billion or more).

Goal and Approach, page 5

27.	Comment: In the discussion of the three factors the sub-adviser emphasizes, please provide a plain English discussion of how positive business momentum is considered, including a discussion of the types of catalysts that would be analyzed and how persistency and magnitude are considered.

Response: The Registrant has revised the discussion of “positive business momentum” as follows:

•	positive business momentum: ~~a company’s earnings forecast changes and catalysts are analyzed and reviewed to determine persistency and magnitude of future~~ the sub-adviser analyzes momentum factors, including, but not limited to, improving earnings expectations (e.g., company earnings being revised higher), company cash flow generation that is positive and growing, and growth in both sales and earnings, and momentum catalysts (which will usually be unique to the investment opportunity and can be company-specific (e.g., a change in company management, a business combination/divestiture, a new product launch) or industry-wide (e.g., regulatory changes)), to determine whether a company’s business momentum is expected to be short-term in nature and already reflected in the company’s stock price, or expected to lead to longer-term stock price appreciation.

STATEMENT OF ADDITIONAL INFORMATION

BNY Mellon Concentrated Growth ETF

Continuous Offering, page I-11

28.	Comment: In the final paragraph of this section, please refer to Section 2(a)(11) of the Securities Act in the second and fourth lines instead of Section 2(11) of the Securities Act.

Response: The Registrant has made the requested revision.

Acceptance of Orders of Creation Units, page II-3

29.	Comment: The disclosure states that “[t]he Trust reserves the right to reject an order for Creation Units transmitted in respect of the Fund at its discretion, including, without limitation....” Please delete “at its discretion” and “without limitation.” In connection with the adoption of rule 6c--11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See Exchange-Traded Funds, Release No. 33-10515, at pp. 67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p. 59 (Sep. 25, 2019). While we recognize that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, we believe that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

Response: The Registrant believes the current disclosure is accurate and appropriate. As the comment notes, ETFs may have a sound basis for rejecting individual creation orders. The current language includes examples of when a creation order may be rejected; however, the Registrant notes there may be other circumstances, including unforeseen circumstances, where it is appropriate for a creation order to be rejected, and does not believe this list should be considered exhaustive. With respect to the staff’s concerns regarding the suspension of creations, the Registrant directs the staff’s attention to the last sentence of the first paragraph of the section, which states the following: “Given the importance of the ongoing issuance of Creation Units to maintaining a market price that is at or close to the underlying net asset value of a fund, the Trust does not intend to suspend acceptance of orders for Creation Units.”

In late 2021, Morgan, Lewis & Bockius LLP had extensive correspondence with the staff related to this disclosure for another registrant. This included conference calls with multiple members of the staff, including representatives from both Disclosure and the Chief Counsel’s Office. It also included providing the staff drafts of the disclosure and incorporating comments from the staff on the draft disclosure. It is Morgan, Lewis & Bockius LLP’s understanding that the language included in the Registrant’s SAIs reflects the results of that correspondence.

Investment Restrictions, page II-7

30.	Comment: With respect to the Fund’s concentration policy in paragraph 3, please add “or group of industries” after “single industry.” Refer to Section 8(b)(1) of the 1940 Act and Item 16(c)(1)(iv) of Form N-1A.

Response: The Registrant has added the requested phrase.

Additional Information about Investments, Investment Techniques and Risks, page III-2

31.	Comment: To the extent applicable, please address the prospectus comments regarding risk disclosure in this section for each Fund.

Response: The Registrant believes the current disclosure is appropriate.

Massachusetts Business Trusts, page III-48

32.	Comment: We understand that Massachusetts law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in the declaration of trust. Provisions eliminating or altering the fiduciary duties of a fund’s trustees, officers, member of any advisory board, investment adviser(s), depositor or principal underwriter (“fiduciary covered persons”) are inconsistent with federal securities laws and the Commission’s express views on such persons’ fiduciary duties.

Response: The Registrant does not believe the Declaration of Trust eliminates or alters any existing fiduciary duties of the trustees under the federal securities laws. In particular, the Registrant notes the language below, which is included as Section 11.4(c) of the Declaration of Trust and makes explicitly clear that nothing in the Declaration of Trust will permit waiver of compliance with any provision of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the Investment Company Act of 1940, as amended, or of any valid rule, regulation, or order of the Commission thereunder.

No provision of this Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any shareholder rights expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation, or order of the Commission thereunder.

Section 11.4(b)(vii) of the Declaration of Trust clarifies that the trustees are not subject to the law in Massachusetts or other states relating to the duties and liabilities of trustees of donative trusts (a trust that establishes a gift of an interest in property to a beneficiary) or probate trusts (a trust which allows a person to place an asset into trust and retain control and access) or similar common law trusts, but are subject only to the law in Massachusetts relating to the trustees of Massachusetts business trusts under Chapter 182 of the Massachusetts General Laws. This provision does not eliminate the fiduciary duties of the trustees, but limits those duties to the duties of trustees of Massachusetts business trusts.

33.	Comment: Please discuss Section 11.4(b)(vii) in the Declaration of Trust in an appropriate location in the prospectus. Please immediately follow the disclosure with a statement that nothing in the Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response: As explained in the response to Comment 32, the Registrant does not believe the Declaration of Trust eliminates or alters any existing fiduciary duties of the trustees under the federal securities laws. As a result, the Registrant has not added the requested disclosure.

Shareholder Actions, page III-49

34.	Comment: In the last paragraph, please delete the qualifier referring to any “valid” rule, regulation, or order of the SEC.

No provision of the Trust Agreement shall restrict any shareholder rights granted by, the Securities Act, the Exchange Act or the 1940 Act, or of any valid rule, regulation, or order of the SEC thereunder.

Response: The Registrant believes the term “valid” is appropriate and accurate. Removing the term “valid” could potentially imply that shareholders are granted rights pursuant to rules, regulations, or orders that are “not valid,” which the Registrant does not believe is accurate. For an example of a rule that is not valid, the Registrant refers to certain provisions of Rule 0-1(a)(7) under the 1940 Act that were vacated by the U.S. Court of Appeals for the District of Columbia in 2006, but were not subsequently removed from the Rule.

BNY Mellon Dynamic Value ETF

35.	Comment: To the extent applicable, please apply the comments above on BNY Mellon Concentrated Growth ETF’s SAI to this Fund’s SAI.

Response: The Registrant has made the applicable revisions.

Additional Information about Investments, Investment Techniques and Risks, page II-12

36.	Comment: We note the disclosure regarding risks related to emerging markets. Please revise the disclosure to address risks related to market manipulation concerns and risks arising from differences in regulatory, accounting, auditing, and financial reporting and recordkeeping standards. See ADI 2020-11– Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response: The Registrant has revised the first paragraph of the “Emerging Markets” discussion as follows:

Investments in, or economically tied to, emerging market countries may be subject to higher risks than investments in companies in developed countries. Risks of investing in emerging markets and emerging market securities include, but are not limited to (in addition to those described above): less social, political and economic stability; increased potential for market manipulation; less diverse and mature economic structures; the lack of publicly available information, including reports of payments of dividends or interest on outstanding securities; differences in regulatory, accounting, auditing, financial reporting and recordkeeping standards; certain national policies that may restrict the fund’s investment opportunities, including restrictions on investment in issuers or industries deemed sensitive to national interests; local taxation; the absence of developed structures governing private or foreign investment or allowing for judicial redress for injury to private property; the absence until recently, in certain countries, of a capital structure or market-oriented economy; the possibility that recent favorable economic developments in certain countries may be slowed or reversed by unanticipated political or social events in these countries; restrictions that may make it difficult or impossible for the fund to vote proxies, exercise shareholder rights, pursue legal remedies, and obtain judgments in foreign courts; the risk of uninsured loss due to lost, stolen, or counterfeit stock certificates; possible losses through the holding of securities in domestic and foreign custodial banks and depositories; heightened opportunities for governmental corruption; large amounts of foreign debt to finance basic governmental duties that could lead to restructuring or default; and heavy reliance on exports that may be severely affected by global economic downturns.

Availability of Fund Proxy Voting Records, page III-66

37.	Comment: Please revise the disclosure to indicate that investors may obtain information regarding how the Fund voted proxies without charge, upon request by calling a specified toll-free telephone number or through the Fund’s website, if it has one. See Item 17(f) of Form N-1A.

Response: The Registrant has added the requested language.

PART C – OTHER INFORMATION

38.	Comment: In section 11.4(c) of Exhibit (a)(1) – the Declaration of Trust, please remove the word “expressly” with respect to rights granted by the federal securities laws described in that section.

Response: The Registrant has removed the word “expressly” as requested.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact me at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc: W. John McGuire

Jeff Prusnofsky